

Mail Stop 3233

March 24, 2016

<u>Via e-mail</u>
Andrew Juster
Executive Vice President and Chief Financial Officer
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, Indiana 46204

     Re: **Simon Property Group, Inc.**
              Form 10-K for the year ended December 31, 2015 and Form 8-K
              Filed February 26, 2016 and January 29, 2016; respectively
              File No. 001-14469

Dear Mr. Juster:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ Daniel L. Gordon

                                        Daniel L. Gordon
                                        Senior Assistant Chief Accountant
                                          Office of Real Estate
                                        & Commodities